SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 14TH, 2012

DATE, TIME AND PLACE: On May 14th, 2012, at 12:30am, at the head offices of TIM Participações S.A. (“Company”), in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Stefano de Angelis, Andrea Mangoni, Adhemar Gabriel Bahadian e Carmelo Furci, either in person or by means of audio-conference, as provided in paragraph 2, section 25 of the Company’s By-laws. It was justified the absence of Messrs. Oscar Chiccetti, Gabriele Galateri di Genola e Suniglia e Maílson Ferreira da Nóbrega. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Company’s Statutory Audit Committee, Claudio Zezza, Chief Financial Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Roger Sole Rafols, Chief Marketing Officer, Mario Girasole, Regulatory Affairs Officer, Paolo Stoppaccioli, Chief Human Resources Officer, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: To acknowledge Mr. Claudio Zezza, Chief Financial Officer of the Company, as principal Officer of the Company by the Board of Directors of the Company for the purposes of Securities Exchange Commission ("SEC")’s regulations.

RESOLUTIONS: Upon the discussion of the legal aspects concerning the SEC’s regulations, the Board Members acknowledged Mr. Claudio Zezza, Chief Financial Officer of the Company, as the main officer of the Company (acting principal executive officer), for the specific purpose of representing the Company before SEC. Therefore he is authorized to sign the Form 20-F, the Certificates relating to Sections 302 and 906, required for filing on Form 20-F with SEC, as well as any other documents or statements related to the implementation of acts specifically related to this resolution.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Stefano de Angelis, Andrea Mangoni, Adhemar Gabriel Bahadian e Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 14th, 2012.

JAQUES HORN Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 15, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.